                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Select Comfort Corporation
                           --------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   81616X 10 3
                                 --------------
                                 (CUSIP Number)


                                Bruce A. Backberg
                              Senior Vice President
                          The St. Paul Companies, Inc.
                              385 Washington Street
                            St. Paul, Minnesota 55102
                                 (651) 310-7916
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                 March 17, 2000
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

CUSIP NO. 81616X 10 3         SCHEDULE 13D                        Page 2 of 11

---------------------------- -----------------------------------------------------------------------------------------
                          1  NAMES OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                             The St. Paul Companies, Inc.
---------------------------- -----------------------------------------------------------------------------------------
                          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                             Not Applicable                      (a) / /     (b)  / /
---------------------------- -----------------------------------------------------------------------------------------
                          3  SEC USE ONLY
---------------------------- -----------------------------------------------------------------------------------------
                          4  SOURCE OF FUNDS
                             WC
---------------------------- -----------------------------------------------------------------------------------------
                          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
                             2(e)   / /
---------------------------- -----------------------------------------------------------------------------------------
                          6  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Minnesota corporation
---------------------------- ---------------------- ------------------------------------------------------------------
         NUMBER OF                               7  SOLE VOTING POWER
          SHARES                                             0
                             ---------------------- ------------------------------------------------------------------
       BENEFICIALLY                              8  SHARED VOTING POWER
         OWNED BY                                            5,704,512 (see Item 5)
           EACH
                             ---------------------- ------------------------------------------------------------------
         REPORTING                               9  SOLE DISPOSITIVE POWER
          PERSON                                             0
           WITH
                             ---------------------- ------------------------------------------------------------------
                                                10           SHARED DISPOSITIVE
                                                             POWER 5,704,512
                                                             (see Item 5)
---------------------------- -----------------------------------------------------------------------------------------
                         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON 5,704,512 (see Item 5)
---------------------------- -----------------------------------------------------------------------------------------
                         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                             Not Applicable
---------------------------- -----------------------------------------------------------------------------------------
                         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                             31.3%
---------------------------- -----------------------------------------------------------------------------------------
                         14  TYPE OF REPORTING PERSON
                             HC, IC and CO
---------------------------- -----------------------------------------------------------------------------------------


CUSIP NO. 81616X 10 3        SCHEDULE 13D             Page 3 of 11

---------------------------- -----------------------------------------------------------------------------------------
                          1  NAMES OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                             St. Paul Fire and Marine Insurance Company
---------------------------- -----------------------------------------------------------------------------------------
                          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                             Not Applicable                      (a)  / /     (b)  / /
---------------------------- -----------------------------------------------------------------------------------------
                          3  SEC USE ONLY
---------------------------- -----------------------------------------------------------------------------------------
                          4  SOURCE OF FUNDS
---------------------------- -----------------------------------------------------------------------------------------
                          5  CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT TO ITEMS 2(d) OR
                             2(e)  / /
---------------------------- -----------------------------------------------------------------------------------------
                          6  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Minnesota corporation
---------------------------- ---------------------- ------------------------------------------------------------------
         NUMBER OF                               7  SOLE VOTING POWER
          SHARES                                             0
                             ---------------------- ------------------------------------------------------------------
       BENEFICIALLY                              8  SHARED VOTING POWER
         OWNED BY                                            5,704,512 (see Item 5)
           EACH
                             ---------------------- ------------------------------------------------------------------
         REPORTING                               9  SOLE DISPOSITIVE POWER
          PERSON                                             0
           WITH
                             ---------------------- ------------------------------------------------------------------
                                                10           SHARED DISPOSITIVE
                                                             POWER 5,704,512
                                                             (see Item 5)
---------------------------- -----------------------------------------------------------------------------------------
                         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON 5,704,512 (see Item 5)
---------------------------- -----------------------------------------------------------------------------------------
                         12  CHECK BOX If THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                             Not Applicable
---------------------------- -----------------------------------------------------------------------------------------
                         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                             31.3%
---------------------------- -----------------------------------------------------------------------------------------
                         14  TYPE OF REPORTING PERSON
                             IC and CO
---------------------------- -----------------------------------------------------------------------------------------



ITEM 1.    SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Select Comfort Corporation, a Minnesota corporation ("Select Comfort"). The address of the principal executive offices of Select Comfort is 10400 Viking Drive, Suite 400, Eden Prairie, Minnesota 55344.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a) This statement is filed by and on behalf of The St. Paul Companies, Inc. ("The St. Paul") and St. Paul Fire and Marine Insurance Company ("F&M"). The St. Paul and F&M are sometimes collectively referred to herein as the "Reporting Persons."

         (b) The principal business address of each of the Reporting Persons is 385 Washington Street, St. Paul, Minnesota 55102.

         (c) Each of the Reporting Persons is a Minnesota corporation and is principally engaged in the insurance business.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable

         Information called for by Items 2-6 of this Schedule 13D concerning the directors and executive officers of each of the Reporting Persons is set forth in Exhibit 1 attached hereto and incorporated herein by this reference.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 17, 2000, St. Paul Venture Capital V, LLC ("SPVC V"), a subsidiary of each of the Reporting Persons, purchased in an open market brokerage transaction 100,000 shares of Common Stock of Select Comfort at a purchase price of $6.43 per share (including brokers' commissions), an aggregate purchase price of $642,500. Corporate funds of SPVC V were used to purchase the 100,000 shares.

         Since February 28, 2000, SPVC V has purchased in open market brokerage transactions an aggregate of 392,500 shares of Common Stock of Select Comfort for an aggregate purchase price of $2,055,969. Corporate funds of SPVC V were used to purchase all of these shares.

         No funds used to purchase any of the shares of Common Stock reported on this statement were borrowed.

ITEM 4.    PURPOSE OF TRANSACTION.

         On March 17, 2000, SPVC V purchased in an open market brokerage transaction 100,000 shares of Common Stock of Select Comfort at a purchase price of $6.43 per share (including brokers' commissions), an aggregate purchase price of $642,500. Corporate funds of SPVC V were used to purchase the 100,000 shares.

         Since February 28, 2000, SPVC V has purchased in open market brokerage transactions an aggregate of 392,500 shares of Common Stock of Select Comfort for an aggregate purchase price of $2,055,969. Corporate funds of SPVC V were used to purchase all of these shares.

         No funds used to purchase any of the shares of Common Stock reported on this statement were borrowed.

         The Reporting Persons or their affiliates may from time to time purchase shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase their holdings in Select Comfort will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of Select Comfort, and general economic conditions and stock and money market conditions. At any time, the Reporting Persons may also determine to dispose of some or all of the Common Stock, depending on various similar considerations.

         Except as otherwise provided in this Item 4 and other than as to matters that Patrick A. Hopf, as Chairman of the Board of Select Comfort, may consider and discuss with other Select Comfort officers and board members from time to time, none of the Reporting Persons or any of their affiliates has any present plans or proposals which relate to or would result in:

         - the acquisition by any person of additional securities of Select Comfort or the disposition of securities of Select Comfort;

         - an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Select Comfort;

         -        a sale or transfer of a material amount of assets of Select
                  Comfort;

         - any change in the present board of directors or management of Select Comfort, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         - any material change in the present capitalization or dividend policy of Select Comfort;

         - any other material change in Select Comfort's business or corporate structure;

         - changes in Select Comfort's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Select Comfort by any person;

         - causing a class of securities of Select Comfort to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         - a class of equity securities of Select Comfort becoming eligible for termination of registration pursuant to
                  Section 12(g)(4) of the Securities Exchange Act of 1934, or

         -        any action similar to any of those listed above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) 1. Amount beneficially owned: As of March 17, 2000, each of the Reporting Persons may be deemed to have owned beneficially 5,704,512 shares of Common Stock of the Issuer. F&M is a wholly owned subsidiary of The St. Paul. F&M is the 99% owner of St. Paul Venture Capital IV, LLC ("SPVC IV") and St. Paul Venture Capital V, LLC ("SPVC V"). F&M is the record owner of 4,806,022 shares of Common Stock and 59,769 shares of Common Stock issuable upon exercise of outstanding warrants which are exercisable within 60 days. F&M also beneficially owns, through its 99% ownership interest in SPVC IV, 321,017 shares of Common Stock and 9,954 shares of Common Stock issuable upon exercise of outstanding warrants and options which are exercisable within 60 days. In addition, F&M beneficially owns, through its 99% ownership interest in SPVC V, 392,500 shares of Common Stock and 115,250 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days. By virtue of the affiliate relationships between the Reporting Persons, each Reporting Person may be deemed to own beneficially all of the shares described in this Schedule 13D. Hence, each Reporting Person may be deemed to beneficially own 5,704,512 shares of the Common Stock of Select Comfort.

         2. Percent of class: The St. Paul: 31.3% and F&M: 31.3%. The foregoing percentages are calculated based on the 18,037,043 shares of Common Stock reported to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended October 2, 1999.

        (b) Number of shares as to which each of the Reporting Persons has:

           (i)   Sole power to vote or to direct the vote..........            0

           (ii)  Shared power to vote or to direct the vote........    5,704,512

           (iii) Sole power to dispose or to direct the disposition
                 of................................................            0

           (iv)  Shared power to dispose or to direct the disposition
                 of................................................    5,704,512

        (c) During the past 60 days, SPVC V has purchased the following number of shares of Common Stock in open market brokerage transactions for the prices per share (including brokerage commissions) and on the dates indicated below:


           ------------------------------------------ ------------------------------- -------------------------------
                             DATE                            NUMBER OF SHARES                PRICE PER SHARE
           ------------------------------------------ ------------------------------- -------------------------------

                       February 28, 2000                         150,000                                       $4.30
           ------------------------------------------ ------------------------------- -------------------------------
                       February 29, 2000                          62,500                                       $5.13
           ------------------------------------------ ------------------------------- -------------------------------
                         March 1, 2000                            15,000                                       $5.50
           ------------------------------------------ ------------------------------- -------------------------------
                         March 9, 2000                            40,000                                       $5.56
           ------------------------------------------ ------------------------------- -------------------------------
                        March 10, 2000                            15,000                                       $5.63
           ------------------------------------------ ------------------------------- -------------------------------
                        March 13, 2000                            10,000                                       $5.88
           ------------------------------------------ ------------------------------- -------------------------------
                        March 17, 2000                           100,000                                       $6.43
           ------------------------------------------ ------------------------------- -------------------------------


         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with previous financings, Select Comfort has granted F&M warrants to purchase 59,769 shares of Common Stock and SPVC IV warrants to purchase 7,954 shares of Common Stock. Forms of these warrants are attached as exhibits to this Schedule 13D and are incorporated herein by this reference. In addition, Patrick A. Hopf, Chairman of the Board of Select Comfort and President of St. Paul Venture Capital, Inc., which is the Manager of SPVC IV and SPVC V, has transferred to SPVC IV options to purchase 5,000 shares of Common Stock (2,000 shares of which are currently exercisable or exercisable within 60 days of March 17, 2000) and to SPVC V options to purchase 364,000 shares of Common Stock (115,250 shares of which are currently exercisable or exercisable within 60 days of March 17, 2000), which options Mr. Hopf received from Select Comfort as compensation for his director and officer services. Forms of these options are attached as exhibits to this Schedule 13D and are incorporated herein by this reference.

         Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which has been filed as Exhibit 2 to this Schedule 13D and is incorporated herein by this reference.

         Except as described herein and in Exhibit 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between the Reporting Persons and any other person with respect to any securities of Select Comfort.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Information concerning directors and executive officers of The St. Paul Companies, Inc. and Fire and Marine Insurance Company

         Exhibit 2 Agreement between The St. Paul Companies, Inc. and Fire and Marine Insurance Company

         Exhibit 3 Form of Warrant issued in connection with the sale of Convertible Preferred Stock, Series E

         Exhibit 4 Form of Warrant issued in connection with the November 1996 Bridge Financing

         Exhibit 5 Amended and Restated Registration Rights Agreement dated December 28, 1995

         Exhibit 6 First Amendment to Series E Stock Purchase Agreement and Amended and Restated Registration Rights Agreement dated April 25, 1996

         Exhibit 7 Second Amendment to Amended and Restated Registration Rights Agreement dated as of November 1, 1996

         Exhibit 8 Second (sic) Amendment to Amended and Restated Registration Rights Agreement dated March 24, 1997

         Exhibit 9 Form of Performance Based Stock Option Agreement under the 1997 Stock Incentive Plan

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2000

THE ST. PAUL COMPANIES, INC.



         By:   /s/ Bruce A. Backberg
              ---------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President



ST. PAUL FIRE AND MARINE INSURANCE COMPANY



         By:   /s/ Bruce A. Backberg
              ---------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President

                                  EXHIBIT INDEX

  Exhibit No.                               Description                                   Method of Filing
  ----------                                -----------                                   ----------------
       1         Information concerning directors and executive officers of The            Filed herewith.
                 St. Paul Companies, Inc. and Fire and Marine Insurance Company......

       2         Agreement between The St. Paul Companies, Inc. and Fire and                Filed herewith.
                 Marine Insurance Company............................................

       3          Form of Warrant issued in connection with the sale of Convertible   Incorporated by reference to
                  Preferred Stock, Series E.......................................... Exhibit 4.2 contained in Select
                                                                                      Comfort's Registration Statement
                                                                                      on Form S-1, as amended (File
                                                                                      No. 333-62793)

       4          Form of Warrant issued in connection with the November 1996 Bridge  Incorporated by reference to
                  Financing.......................................................... Exhibit 4.3 contained in Select
                                                                                      Comfort's Registration Statement
                                                                                      on Form S-1, as amended (File
                                                                                      No. 333-62793)

       5          Amended and Restated Registration Rights Agreement dated            Incorporated by reference to
                  December 28, 1995.................................................. Exhibit 4.4 contained in Select
                                                                                      Comfort's Registration Statement
                                                                                      on Form S-1, as amended (File
                                                                                      No. 333-62793)

       6          First Amendment to Series E Stock Purchase Agreement and            Incorporated by reference to
                  Amended and Restated Registration                                   Exhibit 4.5 contained in
                  Rights Agreement dated April 25, 1996.............................. Select Comfort's Registration
                                                                                      Statement on Form S-1, as amended
                                                                                      (File No. 333-62793)

       7          Second Amendment to Amended and Restated Registration Rights        Incorporated by reference to
                  Agreement dated as of November 1, 1996............................. Exhibit 4.6 contained in Select
                                                                                      Comfort's Registration Statement
                                                                                      on Form S-1, as amended (File
                                                                                      No. 333-62793)


                                      Page 10 of 11




       8          Second (sic) Amendment to Amended and Restated Registration Rights  Incorporated by reference to
                  Agreement dated March 24, 1997..................................... Exhibit 4.7 contained in Select
                                                                                      Comfort's Registration Statement
                                                                                      on Form S-1, as amended (File
                                                                                      No. 333-62793)

       9          Form of Performance Based Stock Option Agreement under the 1997      Incorporated by reference to
                  Stock Incentive Plan...............................................  Exhibit 10.17 contained in
                                                                                       Select Comfort's Registration
                                                                                       Statement on Form S-1, as
                                                                                       amended (File No. 333-62793)



                                      Page 11 of 11